[CC Letterhead]

October 8, 2009

VIA EDGAR AND BY HAND

Mr. Thomas Kluck

Mr. Duc Dang

Division of Corporation Finance

Mail Stop 3010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Two Harbors Investment Corp.
Amendment No. 3 to Form S-4
File No. 333-160199
Filed September 22, 2009

Dear Mr. Kluck:

On behalf of our client, Two Harbors Investment Corp. (“Two Harbors”), a Maryland corporation, set forth below are the responses of Two Harbors to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated October 5, 2009 (the “October 5 Letter”), with respect to Amendment No. 3 to the Registration Statement (the “Registration Statement”) on Form S-4 (Registration No. 333-160199) filed by Two Harbors on September 22, 2009. The responses to the Staff’s comments are set out in the order in which the comments were set out in the October 5 Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which was filed today by Two Harbors via EDGAR, reflecting all changes to the Registration Statement. Page numbers referred to in the responses reference the applicable pages of Amendment No. 4 unless otherwise noted.

General

1.

Provide us with a detailed, written explanation of the proposed and contemplated timetable that you and Capitol believe will be necessary, including the date and time by which you believe you will have to file a definitive proxy. In your response, also set forth the applicable requirements under state and federal law in terms of timing, and make clear how your proposed timing would comply with those requirements. Include in your discussion the various components, including such items as the filings that would need to be made with the Delaware Secretary of State and the normal processing time for such filings. In light of the nature of your proposed transaction, please tell us the reason for the number of days between the scheduled meeting date and your termination date.

On September 17, 2009, Capitol Acquisition Corp. (“Capitol”) announced a record date of September 24, 2009. On September 24, 2009, Capitol announced that it would hold the special meetings of its stockholders and warrantholders (“Special Meetings”) at 10:00 a.m. Eastern time on October 26, 2009.

Section 213 of the Delaware General Corporation Law (the “DGCL”) provides that if the board of directors of a company fixes a record date for determining the stockholders entitled to notice of, and entitled to vote at, any meeting of stockholders or any adjournment thereof, such record date must not be more than 60 nor less than 10 days before the date of such meeting. Capitol is in compliance with Section 213 because the record date of the Special Meetings is September 24, 2009, which is between 10 and 60 days of October 26, 2009, the date of the Special Meetings.

If a registrant knows that securities entitled to vote at a meeting with respect to which the registrant intends to solicit proxies are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the registrant shall, under Rule 14a-13 of Regulation 14A under the Securities Exchange Act of 1934, be required to mail broker search letters for the Special Meetings at least 20 business days prior to the record date of the meeting of security holders, or if such notice is impracticable, as many days before the record date of such meetings as is practicable. Because Capitol announced the record date on September 17, 2009 and the date of the Special Meetings on September 24, 2009, it was not practicable to mail broker search letters 20 business days prior to the record date. Capitol mailed such broker search letters on September 17, 2009, and is therefore in compliance with Section 14a-13.

Section 251 of the DGCL provides that a merger agreement shall be submitted to the corporation’s stockholders at an annual or special meeting for the purpose of acting on the agreement and that “due notice of the time, place and purpose of the meeting shall be mailed to each holder of stock, whether voting or nonvoting, of the corporation at the stockholder’s address as it appears on the records of the corporation, at least 20 days prior to the date of the meeting.” In addition, Section 262 of the DGCL provides that if a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of Section 262 of the DGCL. Capitol mailed the requisite written notice of the Special Meetings on October 6, 2009, which is 20 days prior to October 26, 2009, and upon such mailing, Capitol was in compliance with Sections 251 and 262 of the DGCL.

Rule 14a-6 of Regulation 14A requires the filing of preliminary copies of the proxy statement and form of proxy with the Commission at least 10 calendar days prior to the date definitive copies of such material are first sent or given to the security holders. Capitol filed a preliminary proxy statement and form of proxy with the Commission on June 24, 2009. As indicated in its response letter to the Commission on August 5, 2009, Capitol agreed not to make any subsequent filings with respect to its proxy statement until all comments related to the Registration Statement have been addressed. When all such comments have been addressed, Capitol will file its final definitive proxy statement to include the revised material contained in the Registration Statement. Accordingly, Capitol will mail definitive copies of such proxy statement and form of proxy to

Capitol’s stockholders and warrantholders more than 10 days after the preliminary proxy statement was first filed, and is therefore in compliance with Rule 14a-6. Capitol intends to file definitive proxy materials with the Commission no later than October 9, 2009, and on or prior to the date such materials are mailed to its stockholders and warrantholders. This will ensure that Capitol’s stockholders and warrantholders will have a minimum of ten business days to review the proxy materials. We have revised the disclosure on page 82 of the Registration Statement accordingly.

Pursuant to Rule 461 of the Securities Act of 1933, as amended, if an issuer requests that a registration statement become effective at a particular hour of the day, the Commission must be advised to that effect not later than the second business day before the day which it is desired that the registration statement shall become effective. As copies of the registration statement/definitive proxy statement are expected to be mailed to Capitol’s stockholders and warrantholders no later than October 9, 2009, Two Harbors will request acceleration of the effective date no later than October 8, 2009.

As noted above, the Special Meetings will be held at 10:00 a.m. Eastern time on October 26, 2009. If, at the time of the Special Meetings, it appears that Capitol is unable to consummate the transactions contemplated by the Merger Agreement, Capitol’s stockholders and warrantholders will vote on a proposal to adjourn the Special Meetings to a later date or dates, if necessary, to permit further solicitation and vote of proxies. If the proposals are approved, the proposed charter amendment to Capitol’s amended and restated certificate of incorporation, attached as Annex F to the Registration Statement, will be executed and filed with the Delaware Secretary of State the same or the following business day. The filing will be processed within 24 hours and will be effective upon its filing date.

Capitol and Two Harbors feel strongly that it is in stockholders’ and warrantholders’ best interests to keep October 26, 2009 as the date of the Special Meetings for the following reasons:

First, if Capitol holds the Special Meetings and closes the transactions contemplated by the Merger Agreement on or about October 26, 2009, Two Harbors will be able to buy securities pursuant to its business plan, including discount non-agency bonds in October, which will enable Two Harbors to capture three full months of principal and interest payments in 2009, which will benefit public stockholders. If Two Harbors is able to settle some of the discount non-agency bond transactions prior to the month end, Two Harbors, as record holder of these securities at month end, will be entitled to receive payments on these securities for the month of October. If the Special Meetings were postponed to a date later than October 26, 2009, it is likely that the transactions would not be consummated in time for Two Harbors to purchase securities for settlement prior to month end, thereby depriving public stockholders of the value of the payments on those securities for the month of October. In addition, Two Harbors believes that there are more opportunities to purchase securities at the end of the month, rather than at the beginning of the month.

Further, if the Special Meetings are held on October 26, 2009, Capitol will have nine business days after the Special Meetings to take any actions necessary to ensure that the necessary stockholders’ and warrantholders’ approvals are obtained and that the transactions contemplated by the Merger Agreement are consummated prior to November 8, 2009, the date on which Capitol must liquidate if it has not consummated a business combination prior to that date. Capitol and Two Harbors believe that this will provide an adequate amount of time to adjourn the Special Meetings, if needed, in order to ensure that the requisite approvals of stockholders and warrantholders are obtained, or to take any other actions necessary to consummate the transactions contemplated by the Merger Agreement.

Accordingly, for the reasons set forth above, both Capitol and Two Harbors believe it is in the best interests of Capitol’s stockholders and warrantholders not to move the October 26, 2009 meeting date for the Special Meetings at this time.

2.	We note your response to comment 1 of our letter dated September 17, 2009 that Capitol will not be entering into the inducing transactions. We continue to note however, that Two Harbors is included as a party that may engage in the inducement transactions. Considering Two Harbors is the resulting company, its ability to use the trust proceeds, post approval, to satisfy inducement arrangements creates the same effect as if Capitol engaged in such transactions. As such, we reissue our prior comment. Please provide an analysis of your ability to provide different treatment to shareholders of the same class of securities and revise to discuss how such actions would be fair to the shareholders that remain and do not receive any payments or warrants.

We have revised the disclosure on page 84 of the Registration Statement to clarify that neither Capitol nor Two Harbors will enter into inducing types of transactions and neither Capitol nor Two Harbors will reimburse any of Capitol’s founders (the “Capitol Founders”), Pine River Capital Management L.P. (“Pine River”) or their respective affiliates who enter into these types of transactions.

3.	We note the revised disclosure on page 84 that the purchase of shares using borrowed funds will only involve affiliates and Two Harbors. Considering you are able to borrow money to purchase shares in order to change negative votes, please revise to discuss the maximum borrowing costs you would incur in such transaction, including interest. Also, please revise to clarify if Capitol’s purchase from the affiliates would cover the borrowing cost incurred by the other parties that purchase shares using borrowed funds.

We have revised the disclosure on page 85 of the Registration Statement to indicate that the purchase of shares using borrowed funds will only involve the Capitol Founders, Pine River and their respective affiliates. In addition, we have revised the disclosure on page 85 of the Registration Statement to indicate that neither Capitol nor Two Harbors would reimburse the Capitol Founders, Pine River and/or their respective affiliates for the borrowing costs incurred by them, if any.

4.	In connection with comments 2 and 3 above, we reissue prior comment 2. Please revise to clarify how shareholders will be provided with updated disclosure and extra time to reconsider their vote, if there are material changes that occur after you mail your proxy materials.

In response to the Staff’s comment regarding updated disclosure to stockholders, we have revised the disclosure on page 86 of the Registration Statement to provide that:

“Capitol or Two Harbors, as applicable, will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases or transfers made by any of the aforementioned persons, including aggregators, that would affect the vote on the merger proposal or the conversion threshold. Any such report will include descriptions of any arrangements entered into, including the name of the parties involved and the roles such parties will play in the arrangements, or significant purchases or transfers by any of the aforementioned persons.”

Accordingly, we respectfully believe that, with the above-referenced disclosure included in the Registration Statement, no further revision is necessary related to providing updated disclosure to stockholders.

In response to the second part of the Staff’s comment regarding providing stockholders with extra time to reconsider their vote, as previously disclosed, Capitol will not be providing holders of Public Shares with additional time to reconsider their vote should the above-referenced arrangements be entered into prior to the meeting because the holders will have already been provided with information regarding the minimum book value per share and minimum amount of funds in the trust account at which the transaction will be consummated. We expect that holders of shares will make their decision to vote for or against the merger with the knowledge that there may be as little as $100 million available to Two Harbors to operate its business, as well as the fact that a maximum fee paid to aggregators of approximately $743,000 in the aggregate would result in a decrease of the per share book value following the transaction of $0.07 to $9.09 per share assuming a minimum transaction size of $100 million. The disclosure on page 84 and page 85 of the Registration Statement already indicate the foregoing.

5.	We note your disclosure throughout the prospectus that if the proposals here are ultimately rejected, Capitol would have to liquidate. As such, please revise to provide the disclosure that would be applicable in a liquidation so that shareholders are able to compare the proposed transaction with a liquidation transaction. Such disclosure should address the process, timeline, and the financial terms of a liquidation.

We have added the requested disclosure on page 135 in response to this comment.

Summary of the Material Terms of the Merger, page 1

6.	Please note that the bullet list format makes the section somewhat difficult to follow. Please consider revising this section into subsections, based on the topics discussed. For instance, the first section could briefly discuss your background as a blank check company, as described in your IPO prospectus, and highlight the guidelines you disclosed as requirements and obligations to shareholders. Also, the bullet points about the specifics of the proposals could be grouped under one subheading, as could the disclosure about your REIT operations post consummation.

We have revised the summary section of the Registration Statement in response to this comment.

Unaudited Pro Forma Consolidated Per Share Information, page 17

7.	We read your response to comment 10 and the additional disclosure on page 17. However we still note that equivalent pro forma per share information of the company was omitted. Amend your disclosure to include this information.

We have revised the disclosure on page 18 in response to this comment.

8.	We note your response to comment 11. However, we continue to note that you are able to provide cash inducements and borrow funds to make purchases of shares from shareholders who vote against the transaction. As such, please tell us how you determined the minimum number of shares outstanding in light of your possible conduct to obtain favorable votes.

We refer you to our response to comment 2 above. Neither Capitol nor Two Harbors will enter into inducing types of transactions and neither Capitol nor Two Harbors will reimburse any of the Capitol Founders, Pine River or their respective affiliates who enter into these types of transactions. The pro forma includes all anticipated transaction expenses; funds will not be used for inducements or borrowing costs beyond what is currently disclosed on the pro forma. The minimum number of shares outstanding is based on the pro forma for the minimum transaction size. Accordingly, we respectfully believe that no further revision is necessary.

Risk Factors, page 18

9.	Please revise to provide a risk factor to address those aspects of the proposals that run counter to the guidelines established in Capitol’s IPO prospectus and charter.

We respectfully note that the Registration Statement already contains risk factors regarding rescission rights and Capitol’s failure to obtain a fairness opinion or the approval of a majority of Capitol’s disinterested independent directors (See the risk factors entitled “Persons who purchased Public Shares in the IPO may have rights to rescind their purchases or assert a claim for damages therefor against Capitol and the former directors and officers of Capitol.” on page 52 and “The transaction with Two Harbors was not approved by a majority of Capitol’s disinterested independent directors as required by Capitol’s amended and restated certificate of incorporation and IPO prospectus and Capitol’s board of directors did not obtain a fairness opinion in determining whether or not to proceed with the transaction with Two Harbors and, as a result, no independent party has passed upon the fairness of the transaction from a financial point of view to Capitol’s public stockholders.” on page 53.)

In addition, in response to this comment, the Registration Statement will contain the following new risk factor on pages 51-52:

“Because Two Harbors is a newly formed company with no operating history, no assets and will commence operations only upon consummation of the merger, its financial statements are not as relevant as ones for a company that has established historical operating results.

Two Harbors has no operating history, has no assets and will commence operations only upon consummation of the merger. Accordingly, you will have no basis upon which to evaluate Two Harbors’ ability to achieve its business objective as described in this proxy statement/prospectus. Although Capitol’s IPO prospectus contemplated the possibility of Capitol acquiring a company in its development stage, and therefore such company’s financial statements would be similar Two Harbors’ financial statements, Two Harbors’ financial statements are not as relevant to an investor as financial statements for a company that has established historical operating results.”

10.	Please provide a risk factor that addresses the possibility that you may have REIT taxable income in excess of income from operating activities, which would require you to fund distributions from other sources in order to maintain your qualification as a REIT. Describe all other possible sources of funds for distributions, such as proceeds from the sale of assets or borrowings. Discuss the risks associated with using funds other than income from operations to fund your distribution payments.

We have added additional disclosure to the risk factor entitled “REIT distribution requirements could adversely affect Two Harbors’ ability to execute its business plan and may require it to incur debt, sell assets or take other actions to make such distributions.” on page 41. We respectfully note that the existing disclosure discusses how such distributions may be funded using asset sales or borrowings.

Forward-Looking Statements, page 53

11.	We note the reference to the Private Securities Litigation Reform Act of 1995. Please tell us your ability to make such reference in light of the fact that this is your first registration of a securities offering under the Securities Act of 1933.

We have revised the disclosure on page 54 to remove the reference to the Private Securities Litigation Reform Act of 1995.

Voting Your Shares or Warrants, page 58

12.	We note your responses to comments 8 and 9. On page 6 you indicate that brokers would be able to submit votes electronically. Please revise to clarify if shareholders would be able to submit and/or change votes electronically or telephonically. If not, please revise to clarify why such ability is not provided to shareholders.

We have revised the disclosure on pages 9 and 59-60 of the Registration Statement as requested.

13.	We note that in order to convert, shareholders must deliver their shares prior to the meeting. We also note your disclosure on page 81 that if stockholders hold their shares in street name, they will have to coordinate with their broker to have their shares certificated or delivered electronically. Please discuss how much time this process could take and in light of the limited time allowed between the mailing of the proxy materials and the shareholders’ meeting. We may have further comment.

We have revised the disclosure on page 82 of the Registration Statement as requested.

Conflicts of Interest Relating to Pine River and PRCM Advisors LLC, page 180

14.	We note your response to comment 22. Please revise to clarify the permitted related party transactions that could be carried out without approval by the independent directors.

We have added disclosure on pages 186-187 that discusses the specific related party transactions that are permitted by the management agreement and that, under certain circumstances, do not require approval of Two Harbors’ independent directors.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Condensed Combined Pro Forma Statement of Operations, pages 117 and 118

15.	Your Pro Forma Statements of Operations indicate that the cash available after the transaction will earn interest and dividend income equal to amounts currently earned by the trust account. Please provide your basis for this conclusion with respect to the minimum transaction size given that the available cash on which interest could be earned will be substantially less.

We have revised the disclosure on pages 122, 123 and 127 in response to this comment.

Exhibits

16.	Please note that we must review your legality and tax opinions prior to declaring this registration statement effective. Please provide such opinions in your next amendment.

In connection with Amendment No. 4, we have filed these opinions as exhibits to Registration Statement.

In addition, further to our telephone conversations with Rochelle Plesset of the Division of Investment Management, we supplementally advise the Staff that we have revised the disclosure on pages 21, 22, and 161-163 related to the Investment Company Act of 1940 as requested.

We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay Bernstein and Brian Hoffmann, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).

Very truly yours,

/s/ Jay L. Bernstein

Jay L. Bernstein

Enclosure

cc:	Brian C. Taylor, Chairman
Two Harbors Investment Corp.
601 Carlson Parkway, Suite 330
Minnetonka, MN 55305

Mark D. Ein, Chief Executive Officer
Capitol Acquisition Corp.
509 7th Street, N.W.
Washington, D.C. 20004

David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174